BY EDGAR CORRESPONDENCE

November 28, 2018

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jonathan Burr

Re:	Americas Silver Corporation

Registration Statement on Form F-4, filed on November 28, 2018

File No.: 333-228186

CIK No.: 0001286973

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Americas Silver Corporation hereby respectfully requests that the effective date of the Registration Statement on Form F-4, File No.: 333-228186, filed on November 28, 2018 (the “Registration Statement”) be accelerated, so that the Registration Statement may become effective by 5:00 p.m., Eastern Daylight time, on November 29, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Thomas Rose of Troutman Sanders LLP at (757) 687-7715.

Sincerely,

By:	/s/ Darren Blasutti
Name:	Darren Blasutti
Title:	President and Chief Executive Officer

Cc: Thomas Rose, Troutman Sanders LLP